Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	1999	2000	2001	2002	2003
Computation of Earnings:
Loss from continuing operations before income taxes	$(52,268)	$(264,818)	$(493,136)	$(388,320)	$(308,628)
Add:
Interest expense	27,274	152,749	268,359	255,940	281,371
Operating leases	6,963	16,735	25,678	28,934	30,892
Minority interest in net earnings of subsidiaries	142	202	318	2,118	3,703
Losses from equity investments		2,500	9,064	9,000	1,908
Amortization of interest capitalized	206	698	1,587	2,292	2,487

Earnings as adjusted	(17,683)	(91,934)	(188,130)	(90,036)	11,733

Computation of fixed charges:
Interest expense	27,274	152,749	268,359	255,940	281,371
Interest capitalized	3,379	11,365	15,321	5,835	672
Operating leases	6,963	16,735	25,678	28,934	30,892

Fixed charges	37,616	180,849	309,358	290,709	312,935

Deficiency in earnings required to cover fixed charges	$(55,299)	$(272,783)	$(497,488)	$(380,745)	$(301,202)

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca for the years ended December 31, 2000, 2001, 2002 and 2003.
(2)	For the purposes of this calculation, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.